Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 23, 2014

Relating to Preliminary Prospectus dated July 11, 2014

Registration No. 333-196932

OCULAR THERAPEUTIX, INC.

Common stock offered by Ocular Therapeutix, Inc.	5,000,000 shares
Estimated initial public offering price	$14.00 to $16.00 per share
Over-allotment option	750,000 shares
Proposed NASDAQ Global Market Symbol	OCUL
Underwriters	Morgan Stanley & Co. LLC
Cowen and Company, LLC
RBC Capital Markets, LLC
Oppenheimer & Co. Inc.

On July 22, 2014, Ocular Therapeutix, Inc. (“Ocular”) filed Amendment No. 2 to its Registration Statement on Form S-1 (File No. 333-196932) to update disclosures that had been previously provided in Ocular’s preliminary prospectus dated July 11, 2014 (the “Preliminary Prospectus”) contained in Amendment No. 1 to the Registration Statement regarding indications of interest from Ocular’s existing principal stockholders and affiliated entities in purchasing shares of common stock in the offering and the directed share program for the offering. The Preliminary Prospectus has been updated by Amendment No.  2 to the Registration Statement, which can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1393434/000119312514275623/d679502ds1a.htm

Potential purchases by existing principal stockholders	The description of the indications of interest Ocular received from its principal stockholders has been updated throughout the Preliminary Prospectus as follows, to reflect an increase in interest from $12.7 million to $13.8 million:

Our existing principal stockholders and their affiliated entities have indicated an interest in purchasing an aggregate of approximately $13.8 million in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering. It is also possible that these stockholders could indicate an interest in purchasing more shares of our common stock. In addition, the underwriters could determine to sell fewer shares to any of these stockholders than the stockholders indicate an interest in purchasing or not to sell any shares to these stockholders. The underwriters will receive the same underwriting discount on any shares purchased by these entities as they will on any other shares sold to the public in this offering.

Directed share program	The following risk factor has been added on page 48 of the Preliminary Prospectus to reflect potential contingent liability Ocular may have as a result of email communications made by certain of its officers and one of its former directors to a group of potential participants in the directed share program. The risk factor reads as follows:

We may have contingent liability arising out of possible violations of the Securities Act of 1933, or the Securities Act, in connection with communications to some potential participants in our directed share program.

At our request, the underwriters have reserved four percent of the shares of common stock to be issued in this offering for sale at the initial public offering price in connection with a directed share program. In July 2014, certain of our officers and one of our former directors communicated by email with a group of potential participants in the directed share program. This group of potential directed share program participants consisted of approximately 80 personal friends and family members of and others with long-term business relationships with these officers and our former director. Such communications were intended only to determine the potential interest of these individuals in the directed share program and, in some cases, to obtain contact information to provide to the underwriter managing the directed share program. These communications regarding the directed share program may have constituted violations of Section 5 of the Securities Act, and we could have a contingent liability arising out of these possible violations. Any liability would depend upon the number of shares purchased by the recipients of such communications that may have constituted a violation of Section 5 of the Securities Act. If a claim were brought by any such recipients of such communications who actually purchase shares in the offering and a court were to conclude that these communications constituted a violation of Section 5 of the Securities Act, we could be required to repurchase the shares sold to such recipients at the original purchase price or to pay them damages if they have sold the shares, plus statutory interest from the date of purchase, for claims brought during a period of one year from the date of the violation. We could also incur considerable expense in contesting any such claim. In an effort to limit our potential liability with respect to this matter, participation in the directed share program will be available only to our directors, officers and employees, none of whom were provided any of the communications described above.

The description of the directed share program in the Underwriting section of the Preliminary Prospectus has been updated to reflect the fact that shares will be sold only to Ocular’s directors, officers and employees and that only Ocular’s directors and officers will be subject to a 180-day lock-up restriction with respect to such shares. The revised description reads as follows:

At our request, the underwriters have reserved four percent of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to our directors, officers and employees. If purchased by these persons, these shares will not be subject to a lockup restriction, except in the case of shares purchased by any director or officer, which will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, telephone: (866) 718-1649; email: prospectus@morganstanley.com; Cowen and Company, LLC, attention: Prospectus Department, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717; or RBC Capital Markets, LLC, attention: Equity-Linked Syndicate, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, telephone: 877-822-4089; email: equityprospectus@rbccm.com.